UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 5.1 and 8.1 included in this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-232256).

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

5.1	Opinion of Appleby (Bermuda) Limited, dated July 17, 2019, relating to certain matters under the laws of Bermuda.

8.1	Opinion of Torys LLP, dated July 17, 2019, relating to tax matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: July 17, 2019	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary